

May 21, 2026

Arthur Schütz
Chief Financial Officer
SCHMID Group N.V.
Robert-Bosch-Str. 32-36
72250
Freudenstadt, Germany

    Re: **SCHMID Group N.V.**
        Registration Statement on Form F-1
        Filed May 19, 2026
        File No. 333-296006

Dear Arthur Schütz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Axel Wittmann